THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

June 18, 2009

Ms. Celeste M. Murphy, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-3561

RE:	KOKO, Ltd.
Form S-1 Registration Statement
File No. 333-157878

Dear Ms. Murphy:

In response to your correspondence dated May 29, 2009, the Company has updated its financial information through March 31, 2009 and disclosed the filing of the patent application for the steak timer.  New consents of the auditor and my law firm are included as well.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: KOKO, Ltd.